July 2, 2007

Jeffrey Reidler, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:

DNAPrint Genomics, Inc.

Registration Statement on Form SB-2

File No. 333-141991

Ladies and Gentlemen:

We have been retained as special counsel to assist DNAPrint Genomics, Inc. (“DNAPrint” or “Company”) in the processing of the above referenced Registration Statement.  This representation includes assistance in the filing of this Amendment and response to the staff’s comments dated June 26, 2007.  This letter is being filed via supplemental information via EDGAR, pursuant Rule 101(a) of Regulation S-T.

The staff issued a comment letter dated June 26, 2007 based upon the Commission’s review of the amended Registration Statement filed on June 4, 2007.  The following consists of the Company’s responses to the Commission’s comment letter.  For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following:

General

1.

Question:  The page numbers within our comments below correspond to the page numbers in the courtesy copies you provided, which differ from the page numbers in the filing on EDGAR

Response:  Thank you for that information it was helpful in coordinating the issuer’s responses.

2.

Question:  As you are using proceeds from equity line puts to Dutchess to repay your outstanding note to Dutchess, your outstanding note is part of this equity line.

This transaction is not consistent with our equity line guidance.  Please withdraw your registration statement.

Response:  At March 31, 2007, DNAPrint had $5,345,963 of notes payable and $2,013,750 of convertible debentures owed to Dutchess.  The notes payable are not convertible into any securities and there are no securities underlying the notes.  The convertible debentures are completely separate instruments from the notes.  This registration statement is registering shares for puts to be sold under the equity line.  The cash from the equity line puts will be used to pay principal payments on the notes (which have no underlying securities).  No cash from the equity line puts will be used to pay the convertible debentures, which have underlying securities.

Dutchess Agreement, page 4

3.

Question:  We note you state in response to comment 2 that your response is contained on pages 4-10 of the registration statement.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Jeffrey Reidler, Esq.

July 2, 2007

•

The first paragraph of comment 2 inquired about the amounts of each payment you have made or may be required to make to Dutchess, its affiliates, or any person with whom Dutchess has a contractual relationship regarding the transaction.  We note the disclosure of your put rights, through which you will issue stock to Dutchess.  However, we are unable to locate disclosure of any other payment obligations related to the equity line arrangement you have with Dutchess.  Section 5(D) of the Investment Agreement mentions “amounts paid by the Company for fees as set forth in the Transaction Documents.”  Also, section 12(M) mentions a placement agent fee payable to Athena Capital Partners for each drawdown.  Please consider whether these and any other fees should be disclosed pursuant to the comment.

•

We are unable to locate your response to the second paragraph of the comment, which requested disclosure of the potential net proceeds to your company from exercises of the puts as well as the total possible payments to Dutchess and any of its affiliates.

Response:  The Athena fees are disclosed in the table “Recap of Shares issued to Dutchess” under the caption “Athena Fees 4%” on pages 8 - 10.  We only paid a fee to Athena if we received cash.  If proceeds were used to pay down the note, then Athena did not receive any fees.  We added a sentence on page 4 that states we owe a fee to Athena of 6% (new agreement is 6% and old agreement was 4%). Athena is the only party that receives a fee from the put transactions.  Dutchess does not receive any fees.

The potential net proceeds from the puts are in the table “Recap of Shares Issued to Dutchess” under the caption “Proceeds to DNA-Print” on pages 8 - 10.  We do not pay any fees to Dutchess for the puts. They receive shares of stock and for those shares; they pay us the proceeds.  On page 10, we added a sentence to reflect this.

We need immediate funds and may not be able to obtain, page 12

4.

Question:  Please quantify the amount of principal and interest outstanding under the La Jolla Cove convertible debentures.

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see page 15 of the Registration Statement.

5.

Question:  Disclose the number of shares issuable upon conversion of the La Jolla Cover convertible debentures and exercise of warrants as of the most recent practicable date.

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see page 15 of the Registration Statement.

We have not paid our Dutchess note principal payments, page 14

6.

Question:  We note that in response to comment 34, you now state that the Dutchess notes that are in default totaled “$5.4.” as of March 31, 2007.  Please state, if true, that the total is $5.4 million.

Response: We have added disclosure to the Registration Statement to respond to this comment. Please see page 17 of the Registration Statement.

Existing stockholders may experience significant dilution, page 15

7.

Question:  Please revise to disclose what happened to the stock price during 2006 when you executed 49 puts.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Jeffrey Reidler, Esq.

July 2, 2007

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see page 18 of the Registration Statement.

Use of Proceeds, page 15

8.

Question:  Please revise the column titled “Proceeds if 50% Sold.”  This Column depicts $600,000 of net proceeds and uses total of $725,000.

Response:  We have changed the uses total from $725,000 to $600,000. Please see page 19 of the Registration Statement.

Our Pharmacogenomics Products, page 23

9.

Question:  We note that in response to comment 49, you now state that for which of your theranostics products, you “are developing a test to help predict the patients’ response to a drug.  Please identify the specific drugs associated with each of your four theranostics products.

Response: We have added disclosure to the Registration Statement to respond to this comment. Please see page 28 of the Registration Statement.  We are developing both the drug and the diagnostic test, so the drug has not been developed yet, thus we could not specify the drug.

10.

Question:  You state timeframes for submitting new drug applications or obtaining FDA approval for PT-401, PT-501, and Diabetes-CD59.  Wherever you state these timeframes please also state that these predictions assume you will be able to complete clinical trials and the results of those trials will be favorable.  Also, state that there is a high likelihood that those assumptions will prove to be incorrect, as only a small percentage of drug candidates that begin clinical trials are ultimately approved.

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see pages 29 & 30 of the Registration Statement.

11.

Question:  We note the information provided about your studies with Genomics Collaborative Division of SeraCare Life Sciences, Inc. in response to comment 51.  Please disclose, in both the Ovanome discussion and the Statinome discussion, all payments made or to be made by either party.  If neither party will make payments, state that fact in the filing.

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see page 30 of the Registration Statement.

Out Services for the Forensics Market, page 26

12.

Question:  We note the information provided in response to comment 55.  Please disclose whether or not any study has been conducted to assess the accuracy of your forensics products.  If such a study has been done, describe the results.

Response: We have added disclosure to the Registration Statement to respond to this comment. Please see page 32 of the Registration Statement.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Jeffrey Reidler, Esq.

July 2, 2007

The Consumer Services Market, page 27

13.

Question:  We note your revised statements that there are no viable statistics or reports on the consumer genealogy market and that you used your limited knowledge of your competitors and service provides to estimate the market size and market growth.  Please provide more information as to what information you have from competitors and service providers and how you used this information to develop these estimates.  Alternatively, delete the estimates from your document.

Response:  We have deleted this information from page 33 of our Registration Statement.

Our Products for the Consumer Product Market, page 28

14.

Question:  We note that in response to comment 57, you state you have a “basic service provider agreement” with Sorenson Genomics, LLC, and the agreement is terminable at will.  Please state the services Sorenson is obligated to provide to you, and describe the agreement’s payment provisions.

Response:  Sorenson Genomics, LLC is a reseller of our consumer products and is not obligated to provide us any service.  Their payment to us is due within 30 days.  We have added disclosure to clarify this in the Registration Statement. Please see page 33 of the Registration Statement.

Our Genotyping Services, page 29

15.

Question:  We note your response and revisions pursuant to comment 58.  Please identify the customer that accounted for $311,742 of your revenues during 2006 since this amount is approximately 13 percent of your 2006 revenues.  If you do not believe the identity of this customer is material to investors, please explain your reasoning in your response letter.

Response: In order for us to do this business for these customers, the customers require that we do not disclose their name. These are confidential projects for them that they do not want any public disclosure.  DNAPrint has added the following statement to the registration statement on page 35 so that readers do not think that these projects will be recurring projects/revenue:  These customers are biotechnology companies whom we do research projects for them and since these projects are typically not ongoing projects, the customers may not be recurring customers going forward.

Dutchess Default, page 48

16.

Question:  We note that in response to comment 63, you state the amount of liquidated damages you have accrued.  Please also state the aggregate principal and interest amounts outstanding.

Response:  We have added disclosure to the Registration Statement to respond to this comment. Please see page 57 of the Registration Statement.

Conclusion

It should be evident by this response letter and the substantial changes contained within the body of the Amendment that DNAPrint has diligently and conscientiously responded to the staff’s comments.  If the staff would like to discuss any of the responses, please feel free to contact me at 727-461-1818, extension 2126.  My facsimile number is 727-462-0365.  My email is mikec@jpfirm.com.  Thank you for your attention to this filing.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

Jeffrey Reidler, Esq.

July 2, 2007

Very truly yours,

/s/ Michael T. Cronin
Michael T. Cronin

cc:

Richard Gabriel